UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province, 430000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Grant of Restricted Stock Units Awards

On February 22, 2019, the Board of Directors (the “Board”) of Dunxin Financial Holdings Limited (the “Company”) approved the grant of restricted stock units (“RSU”) under the Company’s 2010 Equity Incentive Plan to the following independent directors and executive officers in the amounts and the vesting schedule indicated below (“Grant”):

Name	Title	Number of RSU	Vesting Schedule
H. David Sherman	Independent Director	240,000	60,000 – 03/31/2019 60,000 – 06/30/2019 60,000 – 09/30/2019 60,000 - 12/31/2019
Michael Viotto	Independent Director	240,000	60,000 – 03/31/2019 60,000 – 06/30/2019 60,000 – 09/30/2019 60,000 - 12/31/2019
Duoguang Bei	Independent Director	240,000	60,000 – 03/31/2019 60,000 – 06/30/2019 60,000 – 09/30/2019 60,000 - 12/31/2019
Chee Jiong Ng	Chief Financial Officer	357,010	89,253 – 03/31/2019 89,253 – 06/30/2019 89,253 – 09/30/2019 89,251 - 12/31/2019

Each RSU represents the right to receive one ordinary shares of the Company upon vesting.

As of the date of this Form 6-K report, no RSUs have vested under this Grant. The form of Restricted Stock Unit Award Agreement is attached as Exhibit 10.1 and is incorporated by reference to this Form 6-K.

The securities referenced above were offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”), and/or Regulation S promulgated under the Securities Act.

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EXHIBIT INDEX

Exhibit No.	Description of Document
10.1

Form of Restricted Stock Unit Award Agreement Under the 2010 Equity Incentive Plan (Exhibit 10.1 on Form 6-K furnished with the Securities and Exchange Commission on October 23, 2018, and incorporated herein by reference).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: March 5, 2019	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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